EXHIBIT 99.3

BABCOCK & WILCOX ENTERPRISES, INC.
NOTICE TO RIGHTS HOLDERS WHO ARE RECORD HOLDERS
Up to 166,666,667 Shares of Common
Stock Issuable Upon Exercise of
Nontransferable Rights
Enclosed for your consideration is a prospectus, dated June 28, 2019 (the “Prospectus”), relating to the offering (the “Rights Offering”) by Babcock & Wilcox Enterprises, Inc. (the “Company”) of nontransferable rights (the “Rights”) to subscribe for shares of the Company’s common stock, par value $0.01 per share (“Common Shares”), by holders of record of Common Shares (“Record Date Stockholders”) as of 5:00 p.m., New York City time, on June 27, 2019 (the “Rights Offering Record Date”).
Pursuant to the Rights Offering, the Company distributed Rights to purchase up to 166,666,667 newly-issued Common Shares, on the terms and subject to the conditions described in the Prospectus. The Rights may be exercised at any time during the subscription period, which commenced on June 28, 2019. The Rights Offering will expire at 5:00 p.m., New York City time, on July 18, 2019, unless extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”). The Rights are nontransferable.
As described in the Prospectus, Record Date Stockholders received one Right for each Common Share held by such holder as of the Rights Offering Record Date. Each whole Right entitles a holder (the “Rights Holder”) to purchase 0.986896 newly-issued Common Shares, which is referred to as the “Basic Subscription.” The subscription price per Common Share is $0.30 (the “Subscription Price”). Rights Holders will not be entitled to exercise an oversubscription privilege to purchase additional Common Shares that may remain unsubscribed as a result of any unexercised Rights.
The Rights will be evidenced by subscription certificates (the “Rights Certificates”). Enclosed are copies of the following documents:
1.    Prospectus, dated June 28, 2019; and

2.    Rights Certificate.

Your prompt attention is requested. To exercise the Rights, you should complete and sign the Rights Certificate and forward it, with payment of the Subscription Price in full for each Common Share subscribed for pursuant to the Basic Subscription to Computershare Trust Company, N.A. (the “Subscription Agent”), as indicated on the Rights Certificate. The Subscription Agent must receive the properly completed and duly executed Rights Certificate and full payment at or prior to 5:00 p.m., New York City time, on the Expiration Date.
Rights not exercised at or prior to 5:00 p.m., New York City time, on the Expiration Date will expire.
ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO D.F. KING & CO., INC., THE INFORMATION AGENT, TOLL-FREE AT THE FOLLOWING TELEPHONE NUMBER: (800) 622-1649, OR (212) 269-5550 (FOR BANKS AND BROKERS) OR VIA EMAIL AT BW@DFKING.COM.